

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 23, 2011

<u>**Via U.S. mail and facsimile**</u>

James M. Rutledge
Executive Vice President and Chief Financial Officer
Clean Harbors, Inc.
42 Longwater Dr.
Norwell, MA 02061-9149

     Re: **Clean Harbors, Inc.**
            Form 10-K for the year ended December 31, 2009
            Form 10-Q for the period ended September 30, 2010
            File No. 1-34223

Dear Mr. Rutledge:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               John Hartz
               Senior Assistant Chief Accountant